SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

SKY-MOBI LIMITED

(Name of Issuer)

Common Shares, par value $0.00005 per share

(Title of Class of Securities)

83084G109**

(CUSIP Number)

Mr. Michael Tao Song co/Sky-mobi Limited 10/F, Building B, United Mansion No. 2 Zijinghua Road Hangzhou, Zhejiang 310013 People’s Republic of China Telephone: +86.571.8777.0978	With a copy to Mr. Allen C. Wang LATHAM & WATKINS LLP Unit 2318, China World Trade Office 2 1 Jian Guo Men Wai Avenue Beijing 100004 People’s Republic of China Telephone: +86.10.5965.7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 8, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d -7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
**	This CUSIP applies to the Issuer’s American Depositary Shares, each representing eight common shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 83084G 109	SCHEDULE 13D	Page 2 of 7

1	NAMES OF REPORTING PERSONS Mobi Joy Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50,647,288 common shares
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 50,647,288 common shares
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,647,288 common shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 20.0%*
14	TYPE OF REPORTING PERSON CO

*	Percentage calculated based on the total number of 252,196,984 common shares outstanding as of March 31, 2013.

CUSIP No. 83084G 109	SCHEDULE 13D	Page 3 of 7

1	NAMES OF REPORTING PERSONS Michael Tao Song
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50,647,288 common shares
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 50,647,288 common shares
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,647,288 common shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 20.0%*
14	TYPE OF REPORTING PERSON IN

*	Percentage calculated based on the total number of 252,196,984 common shares outstanding as of March 31, 2013.

CUSIP No. 83084G 109	SCHEDULE 13D	Page 4 of 7

Item 1. Security and Issuer

The class of equity securities to which this Statement on Schedule 13D (the “Schedule 13D”) relates is the Common Shares, par value $0.00005 per share (the “Common Shares”), including Common Shares represented by American Depositary Shares (each representing eight Common Shares), of Sky-mobi Limited (the “Issuer”). The Issuer’s principal executive office is located at 10/F, Building B, United Mansion, No. 2 Zijinghua Road, Hangzhou, Zhejiang 310013, People’s Republic of China.

Item 2. Identity and Background

(a)-(c) and (f)	Mr. Michael Tao Song (“Mr. Song”) and Mobi Joy Limited (“Mobi Joy”, together with Mr. Song, the “Reporting Persons”) are jointly filing this Schedule 13D pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Exchange Act. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act with respect to the transaction described in Item 4 of this Schedule 13D.

Mr. Song is a citizen of People’s Republic of China and his principal occupation is chief executive officer and chairman of the board of directors of the Issuer. Mr. Song’s business address is 10/F, Building B, United Mansion, No. 2 Zijinghua Road, Hangzhou, Zhejiang 310013, People’s Republic of China.

Mobi Joy, a company incorporated under the laws of the British Virgin Islands, is wholly owned by Mr. Song. Mobi Joy’s principal business is that of an investment holding company. Mobi Joy’s principal business address is Romasco place, Wickhams Cay 1, P.O.Box 3140, Road Town, Tortola. British Virgin Islands, VG1110. Mr. Song is the sole director of Mobi Joy Limited.

(d)-(e)	During the past five years, neither of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Mr. Song, chief executive officer and chairman of board of directors of the Issuer, previously indirectly owned 50, 647, 288 Common Shares of the Issuer, through his 35.1811% ownership of shares of XPlane Limited (“XPlane”), which held an aggregate of 143,961,648 Common Shares of the Issuer. As part of an internal restructuring contemplated by Mr. Song and Xplane, Mr. Song exchanged all of his shares of Xplane for 50, 647, 288 Common Shares of the Issuer, which Xplane distributed to Mobi Joy, a company wholly owned by Mr. Song (the “Restructuring”). Xplane distributed the 50, 647, 288 Common Shares of the Issuer to Mobi Joy, on a pro rata basis in accordance with Mr. Song’s ownership interest in Xplane and for no additional consideration. The total amount of funds required to acquire such Common Shares was $0.

Item 4. Purpose of Transaction

The information contained in Item 3 is hereby incorporated herein by reference.

In connection with the Restructuring, XPlane transferred the Common Shares previously indirectly owned by Mr. Song to Mobi Joy, a company wholly owned by Mr. Song. The acquisition of Common Shares by the Reporting Persons resulted from the Restructuring.

CUSIP No. 83084G 109	SCHEDULE 13D	Page 5 of 7

Except as set forth in this Statement (including any information incorporated by reference) and in connection with the transaction described above, the Reporting Person does not have any plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 to Schedule 13D.

Item 5. Interest in Securities of the Issuer

The information contained on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4, and 6 is hereby incorporated herein by reference.

(a), (b) The following table sets forth the beneficial ownership of Common Shares of the Issuer for each of the Reporting Persons.

Reporting Person	Amount beneficially owned:(1) (in Common Shares)	Percent of class:(2)	Sole power to vote or direct the vote: (in Common Shares)	Shared power to vote or to direct the vote: (in Common Shares)	Sole power to dispose or to direct the disposition of: (in Common Shares)	Shared power to dispose or to direct the disposition of: (in Common Shares)
Mr. Song (3)	50,647,288	20.1%	50,647,288	0	50,647,288	0
Mobi Joy Limited	50,647,288	20.1%	50,647,288	0	50,647,288	0

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act.
(2)	Percentage of beneficial ownership of each listed person is based on 252,196,984 Common Shares outstanding as of March 31, 2013.
(3)	Includes 50,647,288 Common Shares beneficially owned through Mr. Song’s 100% ownership of Mobi Joy. Mr. Song is the sole shareholder and sole director of Mobi Joy. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Mr. Song may be deemed to beneficially own all of the Common Shares held by Mobi Joy.

(c) Except as set forth in this Item 5, neither Reporting Persons has effected any transaction in the Common Shares during the 60 days preceding the filing of this Schedule 13D.

(d) Not Applicable.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Items 3 and 4.

Item 7. Material to be Filed as Exhibits

1.	Joint Filing Agreement dated April 17, 2013, by and between Mr. Michael Tao Song and Mobi Joy Limited.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 17, 2013

Mobi Joy Limited

By:	/s/ Michael Tao Song
Michael Tao Song
Title:	Director

Michael Tao Song

/s/ Michael Tao Song
Name:	Michael Tao Song

[Signature Page to Schedule 13D]

INDEX TO EXHIBITS

1.	Joint Filing Agreement dated April 17, 2013, by and among Michael Tao Song and Mobi Joy Limited.